February 17, 2015
VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Cavco Industries, Inc. File No. 0-8822
Dear Mr. Cash:
On behalf of Cavco Industries, Inc. (“Cavco” or the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2015. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the Year Ended March 29, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 36
1. Please refer to Item 303(A) of Regulation S-K and show us how you will revise future filings to enhance your discussion of results of operations to address the following:

•	Quantify average home selling prices and explain the reasons why they changed and how they impacted the overall change in net revenue between the periods presented;

•	Discuss the components of financial services revenue and quantify and explain the factors that impacted the overall change in such revenue between the periods presented;

•
Explain the business reasons for changes in income before taxes both on a consolidated basis and separately for each reportable segment. Your current discussion quantifies the amount of change between periods but does not address the reasons for the changes; and

•	Quantify and describe how changes in product mix and the volume of loan sales impacted consolidated gross profit.
Cavco Response:
•We believe that average home selling price is a substantially less useful indicator of operating results than other metrics, which we believe provide an investor with more relevant information about our performance. These metrics include:

◦
Home Sales Volume - The Company discloses the number of total factory-built homes sold each reporting period, split between those sold by Company-owned stores (“Retail”) and those sold to independent retailers, builders, communities and developers (“Wholesale”). For the annual period, the Company reported these sales volumes in the Company’s 2014 Annual Report on Form 10-K filed with the Commission on June 11, 2014 (the "2014 Form 10-K"). For quarterly periods, these figures are disclosed in our quarterly earnings releases, which are filed with the Commission on Form 8-K. The manufactured housing industry reports total industry shipments, the most reasonable and timely comparison to the Company’s home sales, on a periodic basis, which are summarized in our filings. Therefore, with these disclosures, the performance of the Company can be reasonably measured against the industry as a whole.

U. S. Securities and Exchange Commission
February 17, 2015

◦
Utilization - The utilization metric is determined by the amount of units produced at our factories compared to the combined capacity of our factories, from which trends may be analyzed. The Company presented a consolidated utilization rate in our 2014 Form 10-K and will continue such disclosure with our 2015 Annual Report on Form 10-K to be filed with the Commission (the "2015 Form 10-K"). We will also present this metric going forward in our quarterly filings with the Commission.

◦
Backlog - Backlog is the amount of firm sales orders of which production has not yet been completed. The Company has presented the total dollar value of our backlog, on a consolidated basis, in our 2014 Form 10-K and quarterly filings, and will continue such disclosure with our 2015 Form 10-K and future quarterly filings. While these sales are not guaranteed, this is a useful metric in determining future sales and demand for the Company’s products. In addition to the dollar value of the backlog, we also disclose the approximate number of production weeks required to fulfill those orders, given current production levels.

The above metrics are more useful indicators of operating results than the average home selling price, since the average home selling price for manufactured homes varies from factors that do not have a direct bearing on the operating results of the Company. The most significant factor that creates variances and lack of comparability in Cavco's home selling price is the price disparity between the Company's sales of homes at both the Wholesale and Retail levels.

◦
Wholesale Sales - Homes are sold from our production factories to independent retailers, builders, communities and developers. These entities then resell the homes, mainly to buyers who use the homes as primary residences. The wholesale sales price paid by these entities to Cavco is comprised primarily of the home and the cost to ship the home from our production factory to the home-site.

◦
Retail Sales - A portion of the homes produced in our factories are transferred to Company-owned retail outlets who then resell the homes, mainly to buyers who use the homes as primary residences. These Company-owned stores compete with the independent entities described above. In the process of purchasing the home from a Company-owned stores, the home buyer may have additional items included in the purchase price, such as the following: land identified for the home-site, installation of the home, utility connections, septic systems, water wells, driveways, porches, garages, and landscaping, among others.

Other than the retail markup for services provided by the Company-owned stores, the price difference between Wholesale and Retail home sales is largely driven by decisions of the home buyer and is dependent on where the home is to be located. Based on the above, we believe that our existing disclosures for operating performance metrics provide investors with meaningful information without the additional disclosure of average selling prices.
In addition, the Company is concerned about disclosing average sales prices for competitive reasons. The largest participant in the manufactured housing industry is owned by a multinational conglomerate that does not present discrete financial information about manufactured housing operations. Therefore, other than our Company, less than 5% of annual home shipments are from public companies focused primarily in the manufactured home industry. As a result, we are the largest industry participant with publicly filed financial statements. Further disaggregation in our disclosures could put the Company at a competitive disadvantage.
•Components of financial services revenue are discussed within our summary of significant accounting policies within Note 1 to the Consolidated Financial Statements, commencing on page F-8 of our 2014 Form 10-K. As disclosed, the primary components include insurance policy premiums, net gains and losses on sales of consumer home loans, interest income on loans held for investment and home loan portfolio servicing fees. We acknowledge the Staff’s comments and in future filings, we will further enhance our disclosure to discuss the factors that impacted the overall change in financial services revenue between the periods presented. These proposed changes accompany this letter in Appendix A to this letter, based on management's discussion included in our 2014 Form 10-K.

U. S. Securities and Exchange Commission
February 17, 2015

•With respect to the Company’s discussion regarding changes in income before income taxes by segment, we acknowledge the Staff’s comments. In future filings, commencing with our 2015 Form 10-K, we will further enhance our presentation of Management's Discussion and Analysis of Financial Condition in Item 7. We will provide greater detail regarding the business reasons for changes in the financial statement line item discussions by segment preceding income before income taxes, which will inherently explain changes in this line item by segment. These proposed changes accompany this letter in Appendix A to this letter, based on management's discussion included in our 2014 Form 10-K.
•In our factory-built housing segment, we include in our disclosures the number of homes sold through the Wholesale and Retail channels each period. In line with the discussion above for average selling price, we believe further disaggregation in our disclosures of the impact to gross profit from product mix could lead to a competitive disadvantage. Therefore, we do not plan to expand our disclosures as they relate to gross profit from product mix.
For disclosures related to loans sold, the activity is presented within the consolidated statements of cash flows. We acknowledge the Staff’s comments and in future filings, where practicable, we will further enhance our disclosures related to how loan sales and other factors impact consolidated gross profit. These proposed changes accompany this letter in Appendix A to this letter, based on management's discussion included in our 2014 Form 10-K.

Critical Accounting Policies, page 41
Accretable Yield on Consumer Loans Receivable and Securitized Financings, page 44
2. We note your disclosure that you consider expected prepayments and default rates and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for consumer loans receivable held for investment to determine the expected cash flows on securitized financings and the contractual payments. Please tell us and show us how you will revise future filings to quantify and explain the significant assumptions you used and to provide sensitivity analysis disclosures that address the potential impact of changes in those assumptions.
Cavco Response:
We plan to revise our future disclosures, commencing within Critical Accounting Policies and Note 5 to the Consolidated Financial Statements to be included in the 2015 Form 10-K, as follows:
Critical Accounting Policies
The Company considers expected prepayments and default rates and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for consumer loans receivable held for investment to determine the expected cash flows on securitized financings and the contractual payments. The amount of contractual principal and contractual interest payments due on the securitized financings in excess of all cash flows expected as of the Palm Harbor Acquisition Date cannot be accreted into interest expense (the non-accretable difference). The remaining amount is accreted into interest expense over the remaining life of the obligation (referred to as accretable yield). For additional information, see Note 5 to the Consolidated Financial Statements.

U. S. Securities and Exchange Commission
February 17, 2015

5. Consumer Loans Receivable:

Over the life of the acquired loans, the Company estimates cash flows expected to be collected by CountryPlace. As of the balance sheet date, the Company evaluates whether the present value of expected cash flows, determined using the effective interest rate, has decreased and, if so, recognizes an allowance for loan loss subsequent to the Palm Harbor Acquisition Date. The present value of any subsequent increase in the loan pool’s actual cash flows expected to be collected is used first to reverse any existing allowance for loan loss. Any remaining increase in cash flows expected to be collected adjusts the amount of accretable yield recognized on a prospective basis over the loan pool’s remaining life. The weighted averages of assumptions used in the calculation of expected cash flows to be collected are as follows:

	March 28, 2015	March 29, 2014
Prepayment rate	[ ]%	[ ]%
Default rate	[ ]%	[ ]%
Assuming there were an 1% unfavorable variation from the expected level, for each key assumption, the expected cash flows, as of March 28, 2015, would decrease by approximately $[ ] and $[ ] for the expected prepayment rate and expected default rate, respectively.

Quantitative and Qualitative Disclosures About Market Risk, page 47
3. Please tell us and show us how you will revise future filings to provide sensitivity analysis disclosures of the potential impact of interest rate changes on the fair value of your inventory finance notes receivable and securitized financings with fixed interest rates. Your current disclosures explain that changes in interest rates could affect the fair market value of these instruments but do not quantify the potential changes in fair value based on hypothetical changes in interest rates. Alternatively, you could choose to provide quantitative information regarding market risk for these instruments using one of the other disclosure alternatives in Item 305(a) of Regulation S-K.
Cavco Response:
We acknowledge the Staff’s comments and will revise our future disclosures, commencing with Item 7A Quantitative and Qualitative Disclosures About Market Risk in our 2015 Form 10-K, by removing that paragraph and incorporating it into the existing disclosure for consumer loans receivable, as follows:

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

We are also exposed to market risks related to our fixed rate consumer loans and inventory finance notes receivable, as well as our securitized financings balances. For fixed rate instruments, changes in interest rates do not change future earnings and cash flows. However, changes in interest rates could affect the fair market value of these instruments. Assuming the level of these instruments as of March 28, 2015, is held constant, a 1% unfavorable change in average interest rates would decrease the fair value of these instruments, as follows:

	Unfavorable Increase/(Decrease) in Average Interest Rates	Decrease in Fair Value
Consumer loans receivable	1%	$ [ ]
Inventory finance receivable	1%	$ [ ]
Securitized financings	(1)%	$ [ ]

U. S. Securities and Exchange Commission
February 17, 2015

Consolidated Financial Statements
5. Consumer Loans Receivable, page F-17
4. Please revise future filings to provide the following additional information for the loans held for investment: the weighted average contractual interest rate during each period; the effective interest rate during each period; and the maturity terms as of the most recent balance sheet date.
Cavco Response:
The Company acknowledges the Staff’s comments and will make the requested disclosure in future filings.
5. It appears to us that you did not have an allowance for loan losses associated with your consumer loans receivable as of March 29, 2014 and March 30, 2013. If true, please confirm this fact and disclose there is no related allowance in future filings (as applicable). If false, please revise future filings to provide the disclosures required by ASC 310-30-50-2. Also, please tell us if or how you assess non-performing consumer loans held for investment during each period.
Cavco Response:
Loans are subject to continual review and are given management’s attention whenever a problem situation develops. The majority of consumer loans receivable relates to those acquired as part of the Palm Harbor transaction during the first quarter of fiscal 2012. Acquired consumer loans receivable held for investment were acquired at fair value and subsequently are accounted for in a manner similar to Accounting Standards Codification 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. As a result, any non-performing loans are included in the assessment of the overall portfolio of the acquired loans. Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected by CountryPlace. At the balance sheet date, the Company evaluates whether the present value of expected cash flows, determined using the effective interest rate, has decreased from the value at acquisition and, if so, recognizes an allowance for loan loss. Given the performance of the portfolio, as of March 29, 2014 and March 30, 2013, there was no allowance for loan loss on these acquired loans. As it relates to consumer loans held for investment apart from the acquired loans, as of March 29, 2014, management was not aware of any potential problem loans that would have a material effect on loan delinquency or charge-offs, on a consolidated basis, and the Company has not modified terms for any loans originated after the Palm Harbor transaction date.
6. We note the change in the amount of the non-accretable discount during the periods presented in the first table on page F-18. We also note the amounts of the re-classifications (to) from non-accretable discount during the periods presented in the second table on page F-18. Please explain to us the other factors that impacted the non-accretable discount during the periods presented, including if and how those changes are recorded in your financial statements.
Cavco Response:
In addition to the re-classification amounts that are presented in the table, the non-accretable discount will also be impacted from prepayments and defaults on loans. Other than reclassifications to the accretable discount, which amounts are disclosed, no other changes to the non-accretable portion of the discount would impact amounts recorded in the results of operations.

U. S. Securities and Exchange Commission
February 17, 2015

6. Inventory Finance Notes Receivable and Allowance for Loan Loss, page F-19
7. Please revise future filings to disclose the following:

•	The weighted average contractual interest rate of financing receivables during each period and their maturity terms as of the most recent balance sheet date;

•	Your policy for resuming the accrual of interest (ASC 310-10-50-6);

•	The recorded investment in financing receivables that are 90 days or more past due and are still accruing interest (ASC 310-10-50-7); and

•	An analysis of the age of your recorded investment in financing receivables as of the end of the reporting period that are past due (ASC 310-10-50-7A).
Cavco Response:
The Company acknowledges the Staff’s comments and will make the requested disclosures in future filings.

11. Debt Obligations, page F-24
8. You disclose on page F-25 that the cumulative loss ratio for the 2007-1 securitized portfolio exceeded the specified level as of March 29, 2014 and as a result, repayment of the principal of the related Class A bonds was accelerated until cumulative loss ratios return to specified levels. You indicate that principal repayments of the securitized debt (including accelerated amounts) are only payable from cash collections from the securitized loans. Please revise future filings to clarify the circumstances (if any) under which the acceleration of debt repayment due to cumulative loss ratios could negatively impact your cash flows.
Cavco Response:
The Company acknowledges the Staff’s comment and in future filings, commencing with the 2015 Form 10-K, we will update the discussion of the accelerated debt repayments in Liquidity and Capital Resources discussion in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 11 Debt Obligations as follows, assuming the same facts and circumstances exist:
CountryPlace’s securitized debt is subject to provisions that require certain levels of overcollateralization. Overcollateralization is equal to CountryPlace's equity in the bonds. Failure to satisfy these provisions could cause cash, which would normally be distributed to CountryPlace, to be used for repayment of the principal of the related Class A bonds until the required overcollateralization level is reached. During periods when the overcollateralization is below the specified level, cash collections from the securitized loans in excess of servicing fees payable to CountryPlace and amounts owed to the Class A bondholders, trustee and surety, are applied to reduce the Class A debt until such time the overcollateralization level reaches the specified level. Therefore, failure to meet the overcollateralization requirement could adversely affect the timing of cash flows received by CountryPlace. However, principal repayment of the securitized debt, including accelerated amounts, is payable only from cash collections from the securitized loans and no additional sources of repayment are required or permitted. [As of March 28, 2015, the 2005-1 securitized portfolio was within the required overcollateralization level; however, a certain provision pertaining to the 2007-1 securitized portfolio exceeded a specified level, requiring additional overcollateralization. An increase in the specified level of this certain provision is scheduled to occur in October 2015.]
9. As a related matter, please tell us if the cumulative loss ratio level for the 2007-1 securitized portfolio increased in October 2014 as expected and if so, explain the impact this had on your required debt payments.
Cavco Response:
The cumulative loss ratio level for the 2007-1 securitized portfolio increased in October 2014, as expected. The cumulative loss ratio was then within the specified levels, and therefore accelerated payments were no longer required. This fact was also disclosed in our most recent Quarterly Report on Form 10-Q, for the period ended December 27, 2014, filed with the Commission on February 3, 2015.

U. S. Securities and Exchange Commission
February 17, 2015

Form 10-Q for the quarterly period ended September 27, 2014
General
10. Please address the above comments in your interim filings as well.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future quarterly filings, as appropriate.

Unaudited Consolidated Financial Statements
6. Inventory Finance Notes Receivable and Allowance for Loan Loss, page 10
11. You disclose on page 13 that you had a concentration of inventory finance notes receivable with one independent third-party and its affiliates that was equal to 33.4% of the principal balance outstanding as of March 29, 2014 and 47.9% as of September 27, 2014. Please refer to Item 101(C)(1)(viii) of Regulation S-K and ASC 280-10-50-42 and tell us if and how you will revise future filings to disclose customer relationships that could have a material impact on your business if those customers were lost. Please also tell us why this concentration was not previously disclosed in your Form 10-K.
Cavco Response:
Due to our market and geographic diversity, we do not have concentrations of customer relationships that would have a material impact on our business if they were lost. In our 2014 Form 10-K, we disclose in our summary of significant accounting policies within Note 1 to the Consolidated Financial Statements, beginning on page F-7, which discloses that there are currently no customers that comprise greater than 10% of our manufacturing revenue. In addition, there are no customer concentrations within the financial services business which comprise greater than 10% of our financing revenue. Therefore, we will modify the existing disclosure, as follows, commencing with our 2015 Form 10-K:
On a consolidated basis, no customer accounted for 10% or more of our revenue during any fiscal year within the three-year period ended March 28, 2015.
As it relates to the concentration in the inventory finance balance, the Company considered disclosing it in the 2014 Form 10-K, but after evaluation determined that, as these receivables are secured, there was not a significant risk of loss that would result from the concentration. Although we do not believe that it is a required disclosure, after the concentration further increased in the subsequent period, we determined it would then be prudent and helpful to investors to disclose. We presented the March 29, 2014 concentration along with the June 28, 2014 concentration and later the September 27, 2014 and December 27, 2014 concentrations for comparability. Further, we note that this concentration did not exist during the fiscal year ended March 30, 2013. Therefore, this concentration has now been disclosed for all fiscal year periods in which the concentration existed.

U. S. Securities and Exchange Commission
February 17, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Liquidity and Capital Resources, page 32
12. It appears that your net cash provided by operating activities for the six months ended September 27, 2014 was materially impacted by a $10 million decrease in proceeds from sales of consumer loans as compared to the six months ended September 28, 2013. Please show us how you will revise your liquidity section in future filings to: quantify changes in both loan originations and loan sales between periods presented; explain the reasons for differences; and address if the changes represent trends that are expected to continue. Your current discussion quantifies items affecting cash flows from operations without explaining the reasons why those items fluctuated from period to period. Please refer to Instruction 3 to Item 303(b) of Regulation S-K.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings to quantify loan originations and loan sales, further explain the reasons for the changes and, where practicable, whether the changes represent trends that are expected to continue. Therefore, we will include the existing disclosure, as follows, commencing with our 2015 Form 10-K in the Liquidity and Capital Resources discussion:
Liquidity and Capital Resources
Loan originations decreased from $56.0 million during the six month period ended September 28, 2013 to $53.9 million during the six months ended September 27, 2014. This decrease is primarily a result of reduced home lending activity. Proceeds from the sale of consumer loans provided $47.9 million in cash, compared to $57.8 million in the previous six month period, a net decrease of $9.9 million. The primary reasons for the decrease was an increase in loans held for sale, including construction loans, of $5.0 million and a $2.1 increase in loans held for investment related to other secured financings. The remaining decrease relates to an overall decrease in, and timing of, loan origination and sales volume.
13. In your October 31, 2014 earnings call for the quarter ended September 27, 2014, your CEO indicated that the Company announced its interest in a transaction with Skyline Corporation. Furthermore, he indicated that the Company was willing to explore a variety of alternatives including an all cash purchase of outstanding shares. Please tell us your consideration of enhancing your liquidity discussion in future filings to address your interest in a transaction with Skyline and to describe how such a transaction could impact your liquidity and capital resources.
Cavco Response:
Subsequent to the Company's October 31, 2014 earnings call, Skyline Corporation, in an 8-K filing on February 5, 2015, publicly disclosed its intention to remain an independent company and that it is not considering a sale. The Company acknowledges the Staff’s comment and will make the following change in future filings, as the Company continues to evaluate potential acquisitions or investments in businesses. Should definitive agreements arise, additional disclosures will include the related impact on the Company's liquidity and capital resources. Commencing in the Liquidity and Capital Resources section of Item 7 in our 2015 Form 10-K, we will revise future disclosures as follows:

U. S. Securities and Exchange Commission
February 17, 2015

Liquidity and Capital Resources
We believe that cash and cash equivalents at March 28, 2015, together with cash flow from operations, will be sufficient to fund our operations and provide for growth for the next 12 months and into the foreseeable future. We maintain cash in various deposit accounts, the balances of which are in excess of federally insured limits. We expect to continue to evaluate potential acquisitions of, or strategic investments in, businesses that are complementary to our business. Such transactions may require the use of cash and have other impacts on the Company's liquidity and capital resources that would be disclosed in the event of such a transaction. Because of the Company’s sufficient cash position, the Company has not sought external sources of liquidity, such as a credit facility; however, depending on our operating results and strategic opportunities, we may need to seek additional or alternative sources of financing. There can be no assurance that such financing would be available on satisfactory terms, if at all. If this financing were not available, it could be necessary for us to reevaluate our long-term operating plans to make more efficient use of our existing capital resources. The exact nature of any changes to our plans that would be considered depends on various factors, such as conditions in the factory-built housing industry and general economic conditions outside of our control.
***
We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-256-6263 (or via facsimile at 602-256-6189) with any questions, or if you wish to discuss the above response.

Very truly yours,
/s/ Daniel L. Urness
Daniel L. Urness
Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)

Cc:	Matthew Feeney, Snell & Wilmer LLP Kevin McHolland, Ernst & Young LLP

U. S. Securities and Exchange Commission
February 17, 2015

APPENDIX A

This appendix illustrates proposed changes based on management's discussion included in our 2014 Form 10-K, in response to comment 1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Proposed Revisions
Fiscal Year 2014 Compared to Fiscal Year 2013
Net Revenue. The following table summarizes net revenue for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Net revenue:
Factory-built housing	$485,897	$408,094	$77,803	19.1%
Financial services	47,442	44,206	3,236	7.3%
	$533,339	$452,300	$81,039	17.9%
Factory-built housing segment revenue increase resulted primarily from higher home sales volume. Total homes sold during fiscal year 2014 increased 13.6% from 8,398 in fiscal year 2013 to 9,537 in fiscal year 2014.
Financial services segment revenue increased, resulting from 25.9% more insurance policies in force in the current year compared to the prior year. This is partially offset by a 15.7% decrease in home loan sales volume year over year.
Gross Profit. The following table summarizes gross profit for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Gross profit:
Factory-built housing	$89,120	$70,745	$18,375	26.0%
Financial services	30,363	29,610	753	2.5%
	$119,483	$100,355	$19,128	19.1%

Gross profit as % of Net revenue:	22.4%	22.2%	N/A	0.2%
The increase in factory-built housing gross profit is reflective of improved production efficiencies from higher home sales volume.
Although gross profit improved for financial services from lower insurance claims as a percentage of insurance premium revenue, the improvement was partially offset by reduced loan production operating leverage on decreased loan sales volume.

U. S. Securities and Exchange Commission
February 17, 2015

Selling, General and Administrative Expenses. The following table summarizes Selling, General and Administrative Expenses for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Selling, general and administrative expenses:
Factory-built housing	$63,443	$58,575	$4,868	8.3%
Financial services	13,460	12,746	714	5.6%
General corporate charges	11,035	7,992	3,043	38.1%
	$87,938	$79,313	$8,625	10.9%

Selling, general and administrative expenses as % of Net revenue:	16.5%	17.5%	N/A	(1.0)%
Factory-built housing and general corporate charges increased from higher compensation costs primarily as a result of increased commissions and earnings-based incentive compensation from higher home sales volume, and stock-based compensation.
Selling, general and administrative expenses for financial services increased from costs related to higher insurance premium revenue partially offset by lower costs from decreased loan sales volume.
Interest Expense. The following table summarizes Interest Expense for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Interest expense	4,845	5,973	(1,128)	(18.9)%
Interest expense, which is all attributable to the financial services segment, consisted primarily of debt service on securitization financings connected to the CountryPlace securitized manufactured home loan portfolios and decreased in connection with the continued principal reductions of the securitization financings.
Other Income.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Other income	1,105	1,579	(474)	(30.0)%
Other income, the majority of which is attributable to the factory built housing segment, primarily represents interest income earned on inventory finance notes receivable and gains, losses or impairment on property, plant and equipment, including assets held for sale or sold. Other income decreased mainly from impairments recorded on idle real estate properties.

U. S. Securities and Exchange Commission
February 17, 2015

Income Before Income Taxes. The following table summarizes Income Before Income Taxes for fiscal years 2014 and 2013.

	Year Ended
	March 29, 2014	March 30, 2013	$ Change	% Change
	(Dollars in thousands)
Income before income taxes:
Factory-built housing	$27,257	$14,335	$12,922	90.1%
Financial services	11,583	10,305	1,278	12.4%
General corporate charges	(11,035)	(7,992)	(3,043)	38.1%
	$27,805	$16,648	$11,157	67.0%